Lightspeed Announces First Quarter 2022 Financial Results and Raises Outlook for Fiscal 2022
First quarter revenue grew 220% YoY to $115.9M
First quarter GTV grew 203% YoY to $16.3B
Lightspeed now maintains over 150,000 Customer Locations
Lightspeed Payments achieved another record quarter
Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, August 5, 2021, /CNW Telbec/ - Lightspeed POS Inc. ("Lightspeed" or the "Company") (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced financial results for the three-month period ended June 30, 2021.
First Quarter Financial Highlights
(All comparisons are relative to the three-month period ended June 30, 2020 unless otherwise stated):
•Total revenue of $115.9 million, an increase of 220%
•Recurring subscription revenue of $49.9 million, an increase of 115%
•Transaction-based revenue of $56.5 million, an increase of 453%
•Net Loss of ($49.3) million as compared to a net loss of ($20.1) million. After adjusting for certain non-cash and non-recurring items such as acquisition-related costs and stock based compensation, Adjusted Net Loss[1] was ($6.9) million, or ($0.05) per share[1], an improvement to (6.0%) of revenue from (7.5%).
•Adjusted EBITDA[1] loss of ($6.0) million, an improvement to (5.2)% of revenue[1] from (6.1)%
•At June 30, 2021, Lightspeed had $603.7 million in unrestricted cash and cash equivalents

Fiscal 2022 got off to a strong start with the Company achieving record quarterly revenue, GTV[2] and Customer Locations[2]. In addition to delivering strong results, the Company advanced on strategic initiatives including expanding Lightspeed Payments in the EMEA region, closing the acquisition of Vend Limited ("Vend"), partnering with the leading restaurant reservation platform OpenTable and announcing definitive agreements to acquire NuORDER and Ecwid — the former of which closed in July.

For the quarter ended June 30, 2021, Lightspeed saw GTV grow to $16.3 billion while achieving record revenue of $115.9 million and Customer Locations of over 150,000. The Company's payments solutions continued to be a key driver of growth as more customers contracted for payments alongside their software subscriptions. Subscription revenue increased thanks partially to the recent acquisitions of ShopKeep, Upserve and Vend, but also due to an increase in Customer Locations. GTV growth was assisted by the strong rebound in the hospitality sector and the EMEA region.

“As economies reopen and new business creation accelerates, Lightspeed's one-stop commerce platform is emerging as the technology of choice for retailers and restaurateurs the world over” said Dax Dasilva, Founder and CEO of Lightspeed. “Our customers are entering into a new world of commerce forever altered by COVID-19 and they are turning to Lightspeed to help them simplify their operations, scale their businesses and deliver exceptional customer experiences.”

[1] Non-IFRS measure. See “Non-IFRS Measures” and the reconciliation to the most directly comparable IFRS measure included in this press release
[2] Key Performance Indicator. See “Key Performance Indicators”

“Lightspeed achieved outstanding results this quarter as demand for both our software and payments solutions were bolstered by economies reopening around the world” said Chief Financial and Operations Officer Brandon Nussey. “The momentum we experienced in March continued into our fiscal Q1 as our customers experienced a strong recovery which helped accelerate our GTV growth.”

Operational Highlights
•Total revenue of $115.9 million was up 220% year-over-year thanks to a combination of strong organic[3] growth and the recent acquisitions of ShopKeep, Upserve and Vend, which added $50.5 million in revenue.

•Subscription and transaction-based revenue grew 218% year-over-year thanks to a combination of strong organic growth and the recent acquisitions of Vend, ShopKeep and Upserve. Organic growth in subscription and transaction-based revenues was 78% year-over-year. ARPU[2] increased year-over-year by 44% to over $230.

•Subscription revenue of $49.9 million increased 115% year-over-year and was assisted by the recent acquisitions of ShopKeep, Upserve and Vend and the growing number of Customer Locations, which numbered over 150,000 at the end of the quarter, an increase of 95% year-over-year. Growth was also assisted by an increased number of customers adopting multiple software modules.

•Transaction-based revenues of $56.5 million grew by a total of 453% year-over-year. The strong performance was a result of accelerating growth in GTV and an increasing portion of that GTV being processed through the Company's payments solutions. Lightspeed saw an increasing number of customers contract for payments alongside their software subscriptions in the quarter. The recent acquisitions of ShopKeep, Upserve and Vend also contributed.

•For the quarter, Lightspeed delivered GTV of $16.3 billion up 203% year-over-year. Organic[3] GTV growth was 91% year-over-year. GTV growth was greatly assisted by Hospitality that saw growth of 380%. Omnichannel retail also experienced strong growth at 139%, year-over-year. Approximately 10% of GTV was processed through the Company's payments solutions.

•In the quarter the Company experienced GTV growth shifting away from the APAC region and Omnichannel Retail and towards EMEA and Hospitality. Within Omnichannel Retail, Lightspeed experienced Physical retail GTV growing 3 times faster than eCommerce. Lightspeed's diversified industry and geographic footprint along with its Omnichannel presence allowed the Company to benefit from shifting consumer demands.

•The Company's Capital business delivered its strongest quarter to date. Almost 430 capital advances were made in the quarter with revenue from Lightspeed Capital increasing 68% from the previous quarter. As of June 30, 2021, $3.6 million of Lightspeed Capital advances were outstanding. The Company has recently started to advance Capital offerings to the Upserve customer base.
•During the quarter Lightspeed entered into a partnership with the world's leading provider of online reservations, OpenTable. Through this partnership Lightspeed and OpenTable hope to increase table turnover, provide a VIP experience to restaurant guests and improve the overall customer experience.

[2] Key Performance Indicator. See “Key Performance Indicators”
[3] References herein to “organic” growth exclude the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison.

•The Company entered into a definitive agreement to acquire Ecwid, a US-based best-in-class global eCommerce platform, for total consideration of approximately $500 million. Once integrated, the combination of Lightspeed and Ecwid will help merchants reach shoppers where they are, whether on social media or digital marketplaces, ushering in newfound selling flexibility and omnichannel experiences. The transaction is expected to close by September 30, 2021.

•After the quarter, Lightspeed closed the acquisition of NuORDER. The acquisition accelerates Lightspeed's transformation to a one-stop commerce platform. NuORDER was acquired for $206.9 million in cash, net of cash acquired, and the issuance of 2,143,393 of Lightspeed's subordinate voting shares at closing, subject to customary post-closing adjustments. NuORDER currently serves over 3,000 brands and saw more than 100,000 retailers process more than $11.5 billion in orders through its platform in the trailing 12 month period ending March 31, 2021. NuOrder generated over $20 million in revenue[4], and grew at a rate exceeding 30% year-over-year during the same time period.

•After the quarter, Lightspeed announced the expanded availability of Lightspeed Payments to customers in Germany, Switzerland, France, Belgium and the Netherlands. In April of this year, Lightspeed announced the availability of Lightspeed Payments in the United Kingdom.

Financial Outlook

Lightspeed’s first quarter results were strongly assisted by economies reopening and the increasing adoption of the Company's cloud-based commerce platform. In some geographies, the Delta variant has pushed economies into various levels of lockdowns which poses a threat to recent business momentum. But given the strong results from Q1, the Company is increasing Fiscal 2022 revenue expectations and introducing fiscal second quarter revenue and Adjusted EBITDA estimates. Incorporating the impact of recently acquired NuORDER and the anticipated closing of Ecwid at the end of the second quarter, Lightspeed expects revenue and Adjusted EBITDA to be in the following ranges:

Second Quarter 2022
•Revenue of $120 - $124 million.
•Adjusted EBITDA loss of approximately ($12) million, or approximately (10)% as a percentage of revenue.

Fiscal 2022
•Revenue of $510 - $530 million.
•Adjusted EBITDA loss of approximately ($35) million, or approximately (7)% as a percentage of revenue.

[4] Calculated in accordance with U.S. GAAP

When calculating the Adjusted EBITDA included in our financial outlook for the second quarter of FY2022, we considered IFRS measures including revenue, direct cost of revenue, and operating expenses. Our financial outlook is based on a number of assumptions, including that the jurisdictions in which Lightspeed has significant operations do not drastically strengthen or re-strengthen strict measures put in place to help slow the transmission of COVID-19 or put in place new or additional measures in response to the resurgence of the virus; re-openings in many markets during the previous quarter spurred an exceptional uptick in GTV, and therefore transaction-based revenues; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our ability to grow our customer locations in line with our planned levels; revenue streams resulting from partner referrals remaining in line with historical rates (particularly in light of the continued expansion of Lightspeed Payments which competes with the solutions offered by some of these referral partners); customers adopting Lightspeed Payments having an average GTV at or above that of our planned levels; future uptake of Lightspeed Payments remaining in line with past rates and expectations; our ability to price Lightspeed Payments in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of Lightspeed Payments beyond North American customers; continued success in module adoption expansion throughout our customer base; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to attract and retain key personnel required to achieve our plans; our ability to manage customer churn; our ability to manage customer discount and payment deferral requests; and assumptions as to foreign exchange rates. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties related to: any pandemic such as the COVID-19 pandemic, the risk of any new or continued resurgence of the COVID-19 virus in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses and delayed purchase decisions; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout of Lightspeed Payments; our reliance on a small number of suppliers for parts of the technology in Lightspeed Payments; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our inability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our inability to obtain, maintain and protect our intellectual property; risks relating to international sales and use of our platform in various countries; our liquidity and capital resources; litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; maintaining our customer service levels and reputation; macroeconomic factors affecting small and medium-sized businesses; and exchange rate fluctuations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, August 5th, 2021. To access the telephonic version of the conference call, visit http://www.directeventreg.com/

registration/event/2157348. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Among other things, Lightspeed will discuss long-term financial outlook on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions, risks and uncertainties included in such related materials concerning such long-term financial outlook.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on August 5, 2021, until 11:59 p.m. Eastern Time on August 12, 2021, by dialing 800.585.8367 for the U.S. or Canada, or 416.621.4642 for international callers and providing conference ID 2157348. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montreal, Canada, Lightspeed is dual listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE:LSPD) (TSX:LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures
The information presented herein includes certain financial measures such as "Adjusted EBITDA", "Adjusted EBITDA as a percentage of revenue", "Adjusted Net Loss", "Adjusted Net Loss per Share (EPS)", "Adjusted Cash Flows Used in Operating Activities", "non-IFRS Gross Profit", "non-IFRS general and administrative expenses", "non-IFRS research and development expenses", and "non-IFRS sales and marketing expenses". These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus may highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Non-IFRS gross profit", "non-IFRS general and administrative expenses", "non-IFRS research and development expenses", and "non-IFRS sales and marketing expenses" are non-IFRS financial measures that exclude the effect of stock-based compensation expense and related payroll taxes, and in the case of non-IFRS general and administrative expenses and non-IFRS sales and marketing expenses, transaction-related costs.
"Adjusted EBITDA" is calculated as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring and litigation provisions.
"Adjusted EBITDA as a percentage of revenue" is calculated by dividing our Adjusted EBITDA by our revenue.
"Adjusted Net Loss" is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring and litigation provisions.
"Adjusted Net Loss per Share (EPS)" is defined as net loss excluding amortization of intangibles, as adjusted for stock-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring and litigation provisions, divided by the weighted average number of common shares (basic and diluted).
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on stock-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, the payment of transaction-related costs and the payment of restructuring costs.
See the financial tables below for a reconciliation of the non-IFRS financial measures.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
ARPU. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenues of the Company in the period divided by the number of Customer Locations of the Company in the period.

Customer Locations. “Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites. We believe that our ability to increase the number of Customer Locations served by our platform is an indicator of our success in terms of market penetration and growth of our business.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based SaaS platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, the achievement of advances in and expansion of our platform, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expectations regarding our future profitability, our expected acquisition outcomes and synergies, and the impact of the COVID-19 pandemic declared by the World Health Organization on March 11, 2020 is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, "suggests", “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Brandon Nussey
Chief Financial and Operations Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com

SOURCE Lightspeed POS Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss
(expressed in thousands of US dollars, except share and per share amounts)	Three months ended June 30,
	2021	2020
	$	$
Revenues
Subscription	49,925	23,192
Transaction-based	56,453	10,214
Hardware and other	9,542	2,823

	115,920	36,229

Direct cost of revenues
Subscription	14,617	5,447
Transaction-based	32,189	5,523
Hardware and other	11,541	2,545

	58,347	13,515

Gross profit	57,573	22,714

Operating expenses
General and administrative	22,277	6,799
Research and development	22,216	9,739
Sales and marketing	42,270	16,257
Depreciation of property and equipment	869	412
Depreciation of right-of-use assets	1,625	827
Foreign exchange loss	249	480
Acquisition-related compensation	2,014	5,129
Amortization of intangible assets	17,013	4,405
Restructuring	197	—

Total operating expenses	108,730	44,048

Operating loss	(51,157)	(21,334)

Net interest income (expense)	226	(301)

Loss before income taxes	(50,931)	(21,635)

Income tax expense (recovery)
Current	630	55
Deferred	(2,224)	(1,574)

Total income tax recovery	(1,594)	(1,519)

Net loss	(49,337)	(20,116)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	304	6,893

Total comprehensive loss	(49,033)	(13,223)

Net loss per share – basic and diluted	(0.38)	(0.22)

Weighted average number of Common Shares (basic and diluted)	130,882,174	92,464,395

Condensed Consolidated Balance Sheets
(expressed in thousands of US dollars)	As at
	June 30, 2021	March 31, 2021
Assets	$	$

Current assets
Cash and cash equivalents	603,718	807,150
Trade and other receivables	26,784	24,771
Inventories	3,397	1,573
Other current assets	26,885	24,171

Total current assets	660,784	857,665

Lease right-of-use assets, net	25,148	21,206
Property and equipment, net	9,549	8,342
Intangible assets, net	309,388	234,493
Goodwill	1,266,031	971,939
Restricted cash and other long-term assets	14,723	11,504
Deferred tax assets	139	170

Total assets	2,285,762	2,105,319

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	77,177	65,052
Lease liabilities	6,634	5,120
Income taxes payable	787	114
Current portion of deferred revenue	50,064	43,116

Total current liabilities	134,662	113,402

Deferred revenue	2,629	2,796
Lease liabilities	23,449	20,558
Long-term debt	29,787	29,770
Accrued payroll taxes on stock-based compensation	3,938	3,154
Deferred tax liabilities	7,930	1,356

Total liabilities	202,395	171,036

Shareholders’ equity
Share capital	2,716,142	2,526,448
Additional paid-in capital	44,300	35,877
Accumulated other comprehensive income	10,019	9,715
Accumulated deficit	(687,094)	(637,757)

Total shareholders’ equity	2,083,367	1,934,283

Total liabilities and shareholders’ equity	2,285,762	2,105,319

Condensed Consolidated Statements of Cash Flows
(expressed in thousands of US dollars)	Three months ended June 30,
	2021	2020
Cash flows from (used in) operating activities	$	$
Net loss	(49,337)	(20,116)
Items not affecting cash and cash equivalents
Acquisition-related compensation	580	2,336
Amortization of intangible assets	17,013	4,405
Depreciation of property and equipment and lease right-of-use assets	2,494	1,239
Deferred income taxes	(2,224)	(1,574)
Stock-based compensation expense	12,387	5,529
Unrealized foreign exchange gain	220	172
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(883)	251
Inventories	(1,824)	309
Other assets	(2,823)	592
Accounts payable and accrued liabilities	7,736	3,406
Income taxes payable	673	4
Deferred revenue	820	(5,098)
Other long-term liabilities	784	833
Net interest (income) expense	(226)	301

Total operating activities	(14,610)	(7,411)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,235)	(160)
Acquisition of business, net of cash acquired	(191,686)	(1,779)
Interest income	1,196	468

Total investing activities	(191,725)	(1,471)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	5,544	2,872
Share issuance costs	(570)	(778)
Payment of lease liabilities and movements in restricted lease deposits	(1,922)	(954)
Financing costs	(287)	(343)

Total financing activities	2,765	797

Effect of foreign exchange rate changes on cash and cash equivalents	138	637

Net increase in cash and cash equivalents during the period	(203,432)	(7,448)

Cash and cash equivalents – Beginning of period	807,150	210,969

Cash and cash equivalents – End of period	603,718	203,521

Interest paid	243	301
Income taxes paid	147	—

Reconciliation from IFRS to Non-IFRS Results
(expressed in thousands of US dollars)
	Three months ended June 30,

	2021	2020
	$	$

Net loss	(49,337)	(20,116)
Stock-based compensation and related payroll taxes(1)	16,675	7,216
Depreciation and amortization(2)	19,507	5,644
Foreign exchange loss(3)	249	480
Net interest (income) expense(2)	(226)	301
Acquisition-related compensation(4)	2,014	5,129
Transaction-related costs(5)	5,296	659
Restructuring(6)	197	—
Litigation provisions(7)	1,205	—
Income tax expense (recovery)	(1,594)	(1,519)

Adjusted EBITDA	(6,014)	(2,206)

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months ended June 30, 2021, the stock-based compensation expense was $12,387 (June 2020 - $5,529) and the related payroll taxes was an expense of $4,288 (June 2020 - expense of $1,687).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended June 30, 2021, net loss includes depreciation of $1,625 related to right-of-use assets, interest expense of $310 on lease liabilities, and excludes an amount of $1,756 relating to rent expense ($827, $233, and $954 respectively for the three months ended June 30, 2020).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(6)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge.
(7)These costs represent provisions taken in respect of non-ordinary course litigation matters, net of amounts covered by insurance.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars)
	Three months ended June 30,

	2021	2020
	$	$

Net loss	(49,337)	(20,116)
Stock-based compensation and related payroll taxes(1)	16,675	7,216
Amortization of intangible assets	17,013	4,405
Acquisition-related compensation (2)	2,014	5,129
Transaction-related costs(3)	5,296	659
Restructuring(4)	197	—
Litigation provisions(5)	1,205	—

Adjusted Net Loss	(6,937)	(2,707)
See footnotes below the next table

Reconciliation from IFRS to Non-IFRS Results (continued)

	Three months ended June 30,

	2021	2020
	$	$

Net loss per Common Share - basic and diluted	(0.38)	(0.22)
Stock-based compensation and related payroll taxes(1)	0.13	0.08
Amortization of intangible assets	0.13	0.05
Acquisition-related compensation (2)	0.02	0.06
Transaction-related costs(3)	0.04	0.01
Restructuring(4)	0.00	0.00
Litigation provisions(5)	0.01	0.00

Adjusted Net Loss per share - basic and diluted	(0.05)	(0.03)

Weighted average number of Common Shares (basic and diluted)	130,882,174	92,464,395

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months ended June 30, 2021, the stock-based compensation expense was $12,387 (June 2020 - $5,529) and the related payroll taxes was an expense of $4,288 (June 2020 - expense of $1,687).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge.
(5)These costs represent provisions taken in respect of non-ordinary course litigation matters, net of amounts covered by insurance.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars)
	Three months ended June 30,

	2021	2020
	$	$

Cash flows used in operating activities	(14,610)	(7,411)
Payroll taxes related to stock-based compensation(1)	2,634	(271)
Acquisition-related compensation (2)	521	489
Payment of assumed transaction costs from recent acquisitions(3)	408	—
Transaction-related costs(4)	3,514	532
Restructuring(5)	810	—

Adjusted Cash Flows Used in Operating Activities	(6,723)	(6,661)

(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These adjustments relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our recent acquisitions of ShopKeep, Upserve and Vend and which were assumed as liabilities on the relevant acquisition dates. Lightspeed retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in the net loss of Lightspeed given that they were already taken as expenses by the acquired companies prior to the closing of each transaction.
(4)These amounts represent the cash outflows related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(5)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The one time expenses associated with this plan were recorded as a restructuring charge.

Reconciliation from IFRS to Non-IFRS Results (continued)
The following table outlines stock-based compensation and the related payroll taxes as well as transaction-related costs associated with the company's acquisitions and capital raises included with these expenses in the results of operations.

(In thousands of US dollars, except percentages)	Three months ended June 30,
	2021	2020
	$	$

Gross profit	57,573	22,714
% of revenue	49.7%	62.7%
add: Stock-based compensation and related payroll taxes	1,195	541

Non-IFRS gross profit	58,768	23,255
% of revenue	50.7%	64.2%

General and administrative expenses	22,277	6,799
% of revenue	19.2%	18.8%
less: Stock-based compensation and related payroll taxes	3,369	1,842
less: Transaction-related costs	4,998	370

Non-IFRS general and administrative expenses	13,910	4,587
% of revenue	12.0%	12.7%

Research and development expenses	22,216	9,739
% of revenue	19.2%	26.9%
less: Stock-based compensation and related payroll taxes	4,204	2,251

Non-IFRS research and development expenses	18,012	7,488
% of revenue	15.5%	20.7%

Sales and marketing expenses	42,270	16,257
% of revenue	36.5%	44.9%
less: Stock-based compensation and related payroll taxes	7,907	2,582
less: Transaction-related costs	298	289

Non-IFRS sales and marketing expenses	34,065	13,386
% of revenue	29.4%	36.9%